SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

For the month of August, 2009

AIXTRON AKTIENGESELLSCHAFT
(Translation of registrant’s name into English)

Kaiserstr. 98
52134 Herzogenrath
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⊠	Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⃞	No ⊠

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

On August 10, 2009, Massachusetts Mutual Life Insurance Company, Springfield, MA, USA has informed us according to Article 21, Section 1, 24 of the WpHG that via shares the Voting Rights of Oppenheimer Global Opportunities Fund, Centennial, CO, USA on AIXTRON AG, Herzogenrath, Germany, ISIN: DE000A0WMPJ6, WKN: A0WMPJ, have fallen below the 3% limit of the Voting Rights on August 4, 2009 and now amount to 2,88% (this corresponds to 2632650 Voting Rights).

Furthermore, on August 10, 2009, Massachusetts Mutual Life Insurance Company, Springfield, MA, USA has informed us according to Article 21, Section 1, 24 of the WpHG that via shares the Voting Rights of OppenheimerFunds Inc., Centennial, CO, USA on AIXTRON AG, Herzogenrath, Germany, ISIN: DE000A0WMPJ6, WKN: A0WMPJ, have fallen below the 3% limit of the Voting Rights on August 4, 2009 and now amount to 2,88% (this corresponds to 2632650 Voting Rights). According to Article 22, Section 1, Sentence 1, No. 6 of the WpHG, 2.88% of the Voting Rights (this corresponds to 2632650 Voting Rights) were to be attributed to the OppenheimerFunds Inc., Centennial, CO, USA via Oppenheimer Global Opportunities Fund, Centennial, CO, USA.

Furthermore, on August 10, 2009, Massachusetts Mutual Life Insurance Company, Springfield, MA, USA has informed us according to Article 21, Section 1, 24 of the WpHG that via shares the Voting Rights of Oppenheimer Acquisition Corp., Centennial, CO, USA on AIXTRON AG, Herzogenrath, Germany, ISIN: DE000A0WMPJ6, WKN: A0WMPJ, have fallen below the 3% limit of the Voting Rights on August 4, 2009 and now amount to 2,88% (this corresponds to 2632650 Voting Rights). According to Article 22, Section 1, Sentence 1, No. 6, Sentence 2 of the WpHG, 2.88% of the Voting Rights (this corresponds to 2632650 Voting Rights) were to be attributed to the Oppenheimer Acquisition Corp., Centennial, CO, USA via Oppenheimer Global Opportunities Fund, Centennial, CO, USA.

Furthermore, on August 10, 2009, Massachusetts Mutual Life Insurance Company, Springfield, MA, USA has informed us according to Article 21, Section 1, 24 of the WpHG that via shares the Voting Rights of MassMutual Holding LLC, Springfield, MA, USA on AIXTRON AG, Herzogenrath, Germany, ISIN: DE000A0WMPJ6, WKN: A0WMPJ, have fallen below the 3% limit of the Voting Rights on August 4, 2009 and now amount to 2,88% (this corresponds to 2632650 Voting Rights). According to Article 22, Section 1, Sentence 1, No. 6, Sentence 2 of the WpHG, 2.88% of the Voting Rights (this corresponds to 2632650 Voting Rights) were to be attributed to the MassMutual Holding LLC, Springfield, MA, USA via Oppenheimer Global Opportunities Fund, Centennial, CO, USA.

Furthermore, on August 10, 2009, Massachusetts Mutual Life Insurance Company, Springfield, MA, USA has informed us according to Article 21, Section 1, 24 of the WpHG that via shares the Voting Rights of Massachusetts Mutual Life Insurance Company, Springfield, MA, USA on AIXTRON AG, Herzogenrath, Germany, ISIN: DE000A0WMPJ6, WKN: A0WMPJ, have fallen below the 3% limit of the Voting Rights on August 4, 2009 and now amount to 2,88% (this corresponds to 2632650 Voting Rights). According to Article 22, Section 1, Sentence 1, No. 6, Sentence 2 of the WpHG, 2.88% of the Voting Rights (this corresponds to 2632650 Voting Rights) were to be attributed to the Massachusetts Mutual Life Insurance Company, Springfield, MA, USA via Oppenheimer Global Opportunities Fund, Centennial, CO, USA.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

AIXTRON AG

Date:	August 12, 2009	By:	/s/ Paul Hyland
		Name:	Paul Hyland
		Title:	President and CEO

		By:	/s/ Wolfgang Breme
		Name:	Wolfgang Breme
		Title:	CFO